UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of __September 2008__

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: September 24th, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Exhibit 99.1

Austral Pacific Announces Strategic Alternatives Review

Austral Pacific to Conduct Comprehensive Review of Business Options

Wellington, New Zealand - September 24, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX)

Austral Pacific Energy Ltd. today announced that it has decided to initiate a strategic alternatives review of its business.

Austral CEO and President Thompson Jewell said, "In light of the low share price, Austral Pacific has initiated a strategic review to consider all options available to the company to maximise value for its shareholders".

In conjunction with the strategic review, Austral Pacific has appointed Australasian investment banking firm McDouall Stuart as the company’s Financial Advisor.

The strategic review will be comprehensive, and will consider new capital investments as well as third-party approaches for asset sales and/or merger proposals.

No decision on any particular alternative has been reached at this time and there can be no assurance that the process will result in any change in the Company's current plans to seek additional capital in order to refinance its existing credit facility or that the Company will pursue any particular transaction.

Austral does not intend to make any further announcement regarding the process unless and until its board of directors has approved a specific transaction or other course of action or otherwise deems disclosure of developments is appropriate.

Austral Pacific is a listed independent oil and gas exploration and production company registered in Canada with corporate headquarters in Wellington, New Zealand. The Company has an interest in eight exploration and production permits totaling over 0.5 million acres in New Zealand. The Company's primary assets are the Cheal Field, Kahili Field and Cardiff Field located onshore in the highly prolific Taranaki Basin on the North Island of New Zealand.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes +1 (713) 304 6962

For McDouall Stuart:

Phone: Dugald Morrison +64 (21) 833-907 or apx.sr@mcdouallstuart.co.nz

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.